

November 21, 2012

<u>Via E-mail</u>
Michael J. West
President
Canfield Medical Supply, Inc.
4120 Boardman-Canfield Road
Canfield, Ohio 44406

> **Re:  Canfield Medical Supply, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 9, 2012**
> **File No. 333-182639**

Dear Mr. West:

     We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51</u>

1.  We note your revisions in response to comments 12 and 13 from our letter dated October 16, 2012, and we reissue the comment, in part.  Please expand your MD&A to add a discussion of the key variables and other qualitative and quantitative factors on which the company's executives focus in evaluating your financial condition and operating performance.  For example, if management considers cost control as a measure of your overall performance, you should identify this figure an indicator of your performance and discuss changes in costs over the periods covered by the MD&A.

Liquidity and Capital Resources, page 55

2.      In order to provide an investor with a better understanding of the composition of your accounts receivable balance, please revise to:

   •    Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable.  The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation.  At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay).  We would expect Self-pay to be separately classified from any other grouping.  If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

   •    If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with.  If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Strategy, page 52

3.      We note your statements that "[w]e could generate up to approximately $25,000 in additional revenue in the first 12 months after we start selling …" and "[w]e expect that this webstore could generate approximately $25,000 in revenues in the first 12 months of operation …."  The basis for factual assertions and for the company's or management's belief in certain quantitative or qualitative statements must be clear from the text of the prospectus or provided supplementally to us.  Revise your disclosure to address our concerns or advise us supplementally as necessary.

4.      We note your statement that "while we are attempting to increase the percentage of revenues from private insurers and others, we are continuing to increase our Medicare sales as evidenced by the fact that we have submitted bits in four new Ohio markets …."  Please revise your disclosure to clarify that submitting bids in four new Ohio markets will not necessarily increase your Medicare sales if your bids are not successful.

Financial Statements

General

5.      Please amend your filing to update your financial information as required by Rule 8-08 of Regulation S-X and provide a current consent for any amendment over 30 days.

6.      We note that you have restated your financial statements for all periods presented in the filing.  Please amend to (i) prominently label your financial statements as restated and (ii) provide disclosures required by FASB ASC 250-10-50.

Report of Independent Registered Public Accounting Firm, page F-2

7.      Please obtain and file an updated audit report from your independent accountant that provides an explanatory paragraph related to your restatement.  Refer to paragraph 9 of PCAOB Auditing Standard No. 6.

8.      In connection with the comment above, please advise your independent accountant to clarify for us why their opinion was not dual dated or re-dated as a result of the restatement of your financial statements.  Refer to AU 530.

Statements of Operations, page F-5

9.      We note your disclosure on page 61, stating that consulting revenue of $100,000 recorded in 2010 was not related to your business nor performed on behalf of your business.  Such services were independently performed by your CEO and CFO as officers of another entity.  Please provide us with your basis for recognizing this amount as your revenue.  In your response provide us with an analysis of the authoritative literature you used to support your position.

Revenue Recognition, page F-7

10.     We note your revisions in response to comment 20.  Please further expand your accounting policy to clarify how you recognize revenue from the rental of durable home medical equipment.

Exhibit Index

11.     Please revise your exhibit index to reflect only the current version of your legality opinion.

Legality Opinion

12.     We note that counsel has not undertaken and does not intend to undertake any independent investigation beyond the listed documents and records or to verify the adequacy of such documents.  Please note that counsel must examine those documents which are necessary to the formulation of its opinion and may not assume the conclusion that certain documents are adequate in the formulation of that opinion.  Please have counsel revise the legality opinion to remove the limitation on the documents examined and the assumption about the adequacy of those documents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.  Please contact Adam Turk at (202) 551-3657 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director